Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2006

Results of operations – management discussion

Quarter ended March 31, 2006 versus quarter ended March 31, 2005

Voyage Revenue

Voyage revenue has increased by 24.7% from $76.9 million in the first quarter of 2005 to $95.9 million during the quarter ended March 31, 2006. The increase was partly due to the replacement of older vessels with modern, larger tankers increasing the average number of vessels from 26.8 vessels in the first quarter 2005 to an average of 27.1 vessels in the first quarter 2006, and the Dwt at the end of the quarters from 2,763 tons to 3,550 tons or 28.5%. Another reason for the increase in revenue is the increase in the total number of days the fleet operated in the spot market, 596 days in the first quarter of 2006, compared to 307 days in the first quarter of 2005, spot freight rates being higher than time charter rates.

The average time charter equivalent rate (TCE) per vessel for the quarter increased from $30,608 per day in the previous year’s quarter to $33,128 for this quarter. All tanker categories achieved good rates in a healthy, but softer market than last year, as follows: (First quarter 2005 average TCE rates in parentheses)—VLCCs (one on bare-boat charter and two on spot charter) earned an average $53,450 ($53,938), suezmaxes $34,529 ($29,152), aframaxes $33,207 ($28,539), panamaxes $28,540 ($35,531), and product carriers $21,141 ($19,795). (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add a notional operating expense per day in order to render the bare-boat charter comparable to a time-charter).

On January 9, and February 26, 2006, the suezmax 1-A ice-class newbuildings Archangel and Alaska were delivered and immediately started voyage charters achieving an average TCE of $41,606 representing $7.4 million of revenue for the quarter. Also, on January 18, 2006 the 1993 built double hull/double bottom VLCC La Prudencia was acquired and started a voyage charter achieving an average TCE of $71,164 and contributing $6.8 million in revenue for the quarter. Also the vessels Eurochampion 2004 and Euroniki which had been delivered in the second and third quarters respectively in 2005 contributed $8.9 million of revenue in the first quarter of 2006. During the course of the first quarter of 2005, the vessels Tamyra, Pella, Dion and Panos G, which had been sold later in 2005 had contributed $7.6 million of revenue in the first quarter of 2005.

In other words from the $19 million increase in revenue compared to the first quarter of 2005, $15.5 million is attributable to the upgrade of the fleet with larger and newer vessels and $3.5 million is attributable to the achievement of better rates for the vessels existing in the fleet for both periods, as well as to the better utilization of the fleet. Total productivity achieved by the fleet in the first quarter 2006 was 99.2% compared to 96.0% for the first quarter of 2005. During the first quarter of 2005 the sistership panamax vessels, Bregen and Victory III undertook significant dry-dockings and lost 35 and 38 days respectively. In the same quarter this year, no major repairs took place.

Commissions

Commissions were $3.6 million, or 3.7% of revenue from vessels, during the quarter ended March 31, 2006, compared to $3.2 million, or 4.1% of revenue from vessels, for the quarter ended March 31, 2005.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers. Voyage expenses were $16.7 million during the quarter ended March 31, 2006, compared to $7.0 million during the prior year first quarter, a 139.3% increase. This is mainly due to the increase of total operating days on spot charter and contract of affreightment from 812 days in the first quarter of 2005 to 1,307 days in the first quarter of 2006, a 61.0% increase, and due to the substantial increase of average bunker prices paid by the Company by 61%, since the first quarter of 2005.

Charter hire expense

During both first quarters, 2006 and 2005, the Company chartered-in the aframax Olympia, and the suezmaxes, Cape Baker and Cape Balboa, at a total hire cost of $6.1 million and $6.0 million respectively.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter, and the three vessels which are chartered-in. Total operating costs increased from $13.7 million during the quarter ended March 31, 2005 to $14.5 during quarter ended March 31, 2006 a 5.3% increase. However, operating days of vessels bearing operating expenses increased only by 27 days or 1.1%.

Vessel operating expenses per ship per day for the fleet increased by 4.2% from $6,653 for the quarter ended March 31, 2005, to $6,931 for the first quarter of 2006. The increase is mainly due to higher insurance and lubricant costs and due to inflationary pressures. However due to the disposal of older vessels, the introduction of new vessels and the effective cost control by our managers, the operating expenses have been kept to competitive levels.

Depreciation

Depreciation was $10.7 million during the quarter ended March 31, 2006 and $8.6 million during the quarter ended March 31, 2005. The 24.7% increase represents the replacement of older vessels with modern newbuilding vessels with a higher book value.

Amortization of deferred charges

In the first quarter of 2005 we amortized the cost of dry-docking and special surveys over the period to the next special survey (i.e. between 2.5 and 5 years). In the first quarter of 2006 we amortized the cost of dry-docking and special surveys over the period to the next scheduled dry-docking (generally every 2.5 years). This amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended March 31, 2006, amortization of deferred drydocking charges was $1.4 million as compared to $1.7 million during the quarter ended March 31, 2005, a decrease of 17.6%. The decrease is due to the sale of vessels in 2005 which carried substantial deferred dry-docking charges, off-set by the impact of the reduction in the amortization period.

Management fees

Management fees are the fixed fees per vessels the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. This fee is $18,000 per month for owned vessels and $12,500 per month for the three chartered in vessels. Management fees totaled $1.4 million for both first quarter 2006 and 2005.

General and administrative expenses

G&A expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses were successfully held during the first quarter of 2006 to $0.5 million, the same as in the first quarter of 2005, due to efficient cost control. The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs decreased from $786 for the first quarter of 2005 to $773 for the first quarter of 2006.

Gain on the sale of vessel

In the first quarter of 2006 there were no sales of vessels. In the first quarter of 2005 the Company sold the single-hull aframax Panos G. for $9.8 million realizing a capital gain of $5.2 million.

Amortization of the deferred gain on sale of vessels

The Company sold two suezmaxes in a sale and leaseback transaction in Quarter 4, 2003. The total gain of $15.8 million has been deferred and is being amortized over the five-year minimum charter period. The amortization of this gain amounted to $0.8 million for the first quarters of 2006 and 2005.

Operating income

As a result of the reasons stated above, income from vessel operations was $41.9 million during the quarter ended March 31, 2006 versus $40.8 million during the quarter ended March 31, 2005, representing a 2.8% increase. However, excluding capital gains of $5.2 million from the sale of vessel Panos G in the first quarter 2005, operating income before capital gains has increased by 17.9% from $35.6 million to $41.9 million.

Interest and finance costs

Interest and finance costs increased from $1.6 million for the quarter ended March 31, 2005 to $3.6 million for the quarter ended March 31, 2006, a 127.7% increase. Actual loan interest (including interest relating to swaps) increased from $3.8 million to $6.2 million, a 63.2% increase, mainly due to an increase of the average bank loans from $384.6 million in Quarter 1, 2005 to $552.8 in Quarter 1, 2006 and an increase in the average all-in interest rate borne on the Company’s loans from 3.94% to 5.14% for the first quarter of 2006. The increase in interest expense has been offset by a positive movement of $1.2 million in the fair value of two interest rate swaps which have been de-designated as hedging swaps. During the first quarter of 2005 there was a positive movement of $1.1 million in the fair value of non-hedging interest rate swaps.

Capitalized interest in the first quarter of 2006 was $2.1 million compared to $1.1 million in the first quarter of 2005. The increase is due to the extra number of vessels under construction and the increase in average interest rates.

Interest income

Interest income has increased from $0.7 million during the first quarter of 2005 to $2.8 million during the quarter ended March 31, 2006, due to higher time deposit interest rates, the sale of two capital guaranteed investments which resulted in a gain of $0.5 million and the positive movement of $1.3 million in the fair value of other long term investments.

Net Income

As a result of the foregoing, net income for the quarter ended March 31, 2006 was $41.8 million, compared to $39.9 million for the first quarter, 2005, a 4.8% increase. Basic earnings per share were $2.19 compared to $1.98. Excluding the capital gain from the sale of vessel Panos G in the first quarter, 2005, net income has increased by 20.6% from $34.6 million to $41.8 million.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2007, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Net current assets amounted to approximately $2.0 million at March 31, 2006 (after taking account of a declared, but not paid $1.1 million dividend totaling $21.0 million) compared to $77.9 million as at March 31, 2005 (after taking account of a declared but not paid 95 cent dividend totaling $19.2 million). Total cash balances (including restricted cash) as at March 31, 2006 amounted to $77.9 million.

Net cash provided by operating activities was $45.4 million in the quarter ended March 31, 2006 compared to $46.9 million in the previous year, a 3.3% decrease.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during the quarter on dry-dockings amounted to $0.3 million compared to $2.4 million in the previous quarter. Two dry-dockings took place during the quarter ended March 31, 2005, while in the first quarter 2006 preliminary expenditure was incurred for the pending dry-docking work on the vessels Libra, Vergina II and Opal Queen, to be completed in the second quarter, 2006.

Net cash used in investing activities was $266.6 million for the quarter ended March 31, 2006, compared to $33.4 million for the quarter ended March 31, 2005. $77.6 million relates to the last payments on delivery of the ice-class suezmaxes Archangel and Alaska. A further $86.0 million was paid for the acquisition of the VLCC La Prudencia. $83.3 million was paid as installments as part of the new building programme. This includes the initial installments for two new Sumitomo aframax tankers, plus the down payments on the purchase of the contracts for three LR product tankers and two MR product tankers ($60.6 million) and the installments for the continuing nine-vessel new building program, ($22.7 million). (As at March 31, 2006, the Company had under construction sixteen vessels, with a contract value of $938 million of which $198.8 million has been paid by March 31, 2006). Finally $35.9 million have been paid as advances for the acquisition of the six ice class MR product tankers Artemis, Apollon Afrodite, Aris, Ajax, Ariadne and the MR product tanker Delphi, all of them delivered in the second quarter of 2006.

Two capital guaranteed structured notes were sold for $16.1 million realizing gains of $0.5 million. The Company had two other such notes held as investments, both of them with a capital guarantee if held to the end of the term. Also throughout the quarter the Company held a $5.0 million in an 8% interest bearing bond in a publicly quoted company listed on the Oslo Bors. Investments are valued each quarter and any changes are accounted for through earnings ($1.3 million unrealized gains in Quarter 1, 2006 versus $0.1 million unrealized losses in Quarter 1, 2005).

Net cash from financing activities were $152.0 million in quarter ended March 31, 2006, compared to $14.1 million in March 31, 2005. Proceeds from new bank loans in the quarter amounted to $207.4 million in relation to the deliveries of the ice class suezmaxes Archangel and Alaska, the acquisition of the VLCC La Prudencia as well as the refinancing of the existing loans of the handymax product carriers Maya and Inca. Loan repayments amounted to $50.1 million consisting of $45.0 million for the prepayment of the old loans of Maya and Inca and $5.1 million scheduled repayments. In the first quarter of 2005 proceeds from new bank loans were $26.3 million related to the acquisition of product carrier Didimon with scheduled repayments of $3.9 million plus a prepayment of $3.9 million on the sale of Panos G.

During the quarter ended March 31, 2006, the Company purchased 108,500 shares in the open market in a buy-back program, at a cost of approximately $3.9 million. The shares were cancelled in accordance with Bermudan regulations. During the quarter ended March 31, 2005 the company purchased 13,805 shares at a cost of $0.5 million.

A final $1.10 dividend for the fiscal year 2005 was declared in February 2006 and was paid on April 27, 2006. The total amount paid was $21.0 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. During the first quarter of 2005, a 95 cent final dividend for the fiscal year 2004 was declared amounting to $19.2 million.

Total net debt outstanding increased from $433.5 million at the beginning of the quarter to $590.8 million by the end of the quarter. The average debt to capital ratio was approximately 48.5% by 31 March 2006 (compared to 41.7% at the end of the first quarter 2005) or 45.1% on a net of cash basis. The total notional amount of loans covered was $405 million or 69% of the total. Further coverage is being discussed with major banks.